UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-42397

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Colony Bankcorp, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Colony Bankcorp, Inc.

2900 Old Dawson Road

Albany, Georgia 31721

COLONY BANKCORP, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of

Colony Bankcorp, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Colony Bankcorp, Inc. 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Colony Bankcorp, Inc. 401(k) Profit Sharing Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at the end of the year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

Albany, GA

June 26, 2026

2911 MEREDYTH DRIVE • POST OFFICE BOX 71549 • ALBANY, GEORGIA 31708-1549

229-446-3600 • FAX 229-446-3664 • www.mjcpa.com

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

COLONY BANKCORP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2025	2024
Assets

Interest-bearing money market account	$396,861	$—
Investments at fair value	33,922,224	29,672,327
Investment at contract value	2,851,610	3,833,720
	37,170,695	33,506,047

Receivables
Employer’s contribution	—	83,709
Participants’ contributions	—	91,175
Notes receivable from participants	782,794	626,725
	782,794	801,609
Total assets	37,953,489	34,307,656

Net Assets Available for Benefits	$37,953,489	$34,307,656

See accompanying notes which are an integral part of these financial statements.

COLONY BANKCORP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

Additions
Investment income
Net appreciation in fair value of investments	$3,863,865
Interest and dividends	684,434
4,548,299

Interest income on notes receivable from participants	56,849

Contributions
Employer	1,890,650
Participants	3,260,284
Rollovers	194,503
5,345,437

Total additions	9,950,585

Deductions
Benefits paid to participants	5,915,965
Deemed distributions of loans	51,813
Administrative expenses	336,974
Total deductions	6,304,752

Net increase	3,645,833

Net assets available for benefits
Beginning of year	34,307,656
End of year	$37,953,489

See accompanying notes which are an integral part of these financial statements.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

(1) Description of Plan

The following description of the Colony Bankcorp, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the exclusive benefit of eligible employees of Colony Bankcorp, Inc. (the Company) and their beneficiaries. Employees are eligible to make elective employee deferred contributions after attainment of age 18 and completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100 percent of pretax compensation, as defined in the Plan, or the maximum allowable by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an automatic enrollment provision whereby all newly-eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation, with a 1 percent increase each March 1 for a maximum automatic elective deferral contribution of 10 percent and their contributions are invested in a designated balanced fund until changed by the participant. The Company may make a discretionary matching contribution equal to a uniform percentage or dollar amount of the participants’ elective deferrals. To be eligible for the Company matching contribution, participants must be 18 years of age and complete one month of service. The Company may also make a discretionary nonelective contribution to the Plan in an amount that will be determined each year. To be eligible for the Company nonelective contribution, employees must be 18 years of age, have one year of service with completion of 1,000 hours of service, and be employed on the last day of the Plan year. Employees may also share in the Company nonelective contribution for the year if they terminate employment due to death, disability, or attainment of normal retirement age. The Company did not make a nonelective contribution for 2025 or 2024. Contributions are subject to certain limitations.

Employees are eligible for employer matching contributions after 30 days of service. The Plan provides for a safe harbor matching contribution of 100 percent of the first 4 percent of the employee’s contribution and 50 percent of the next 2 percent of the employee’s contribution for a total employee contribution of 6 percent in order to receive the whole Company match of 5 percent.

Employees may elect to designate all or any portion of elective deferral contributions as Roth elective deferral contributions.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and qualified rollover contributions, and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals, distributions and allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific transactions, as defined. The participant is entitled to a benefit equal to his or her vested account balance.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the employer’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Participants vest in employer contributions 20 percent after two years of service, 40 percent after three years of service, 60 percent after four years of service, 80 percent after five years of service. A participant is 100 percent vested after 6 years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Loan terms generally may not exceed five years. However, if the loan is used for the purchase of the principal residence of the participant, the Plan administrator may permit a longer repayment term. The loan interest rate is set at 1 percent over the prime rate published in the Wall Street Journal on the first business day of the month the loan is originated. Scheduled principal and interest payments are paid through payroll deductions.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant or beneficiary will receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account or periodic installments over a period of years not exceeding the normal joint life expectancy of participant and spouse, if applicable.

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance from eligible accounts, as defined by the Plan. In accordance with the Internal Revenue Code (the IRC), benefits withdrawn prior to age 59½ may be subject to additional taxes.

Forfeited Accounts

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits from the contributions under the Plan. These forfeited amounts will be held in a money market fund and used to pay reasonable Plan expenses first, then allocated to reduce future employer contributions. As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $5 and $12,425, respectively. There was $38,045 in forfeitures used to reduce employer contributions as well as $28,010 in forfeitures used to reduce administrative expenses in 2025.

Investment Options and Investments

Participants direct the investment of all contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2025, the Plan offered diversified investments in various mutual funds, the Company’s common stock and one guaranteed fixed annuity account as investment options for participants.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

The accounting policies of the Plan are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The following describes the more significant of those policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the trustees and investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances. For notes receivable from participants, the portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

Contributions Income

The Plan records employer and employee contributions receivable when compensation is paid and deferrals are withheld. The Plan has adopted ASC 326, Financial Instruments - Credit Losses.  In accordance with ASC 326, no allowance for credit losses has been recorded at December 31, 2025, as employer and employee contributions receivable have never historically incurred losses and current conditions and supportable forecasts show zero risk of nonpayment.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related maintenance fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Events Occurring After Reporting Date

Plan management has evaluated events and transactions that occurred between December 31, 2025 and the issuance of the report for possible recognition or disclosure in the financial statements.

(3) Group Annuity Contract

On July 1, 2025, the Plan entered into a traditional fully benefit-responsive guaranteed investment contract with John Hancock Retirement Plan Services (John Hancock) with a balance at December 31, 2025 of $2,851,610.  John Hancock maintains the contributions in a general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. John Hancock is contractually obligated to repay the principal and the specified interest rate guaranteed to the Plan. The crediting rate is a composite weighted average of underlying guarantees provided in the contract and will not be less than 0 percent. Each underlying guarantee is in effect for its full maturity. The composite rate is reset semiannually based on the changing weighted average of the underlying guarantees and applies prospectively.

Prior to July 1, 2025, the Plan maintained a traditional fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (Principal Life).  The balance at December 31, 2024 totaled $3,833,720.  Principal Life maintained the contributions in a general account. The general account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Principal Life was contractually obligated to repay the principal and the specified interest rate guaranteed to the Plan. The crediting rate was a composite weighted average of underlying guarantees provided in the contract and were not less than 0 percent. Each underlying guarantee was in effect for its full maturity. The composite rate was reset semiannually based on the changing weighted average of the underlying guarantees and applies prospectively.

The contracts provide for benefit payments at book value (i.e., no market value adjustments or surrender charge adjustments) for withdrawals due to retirement, termination of employment, disability, loans, plan termination or death, including participant-directed transfers. Participant investment transfers to noncompeting investment options have no restrictions. Direct participant investment transfers to competing Plan investment options are not allowed. Indirect participant transfers to competing Plan investment options will generally be subjected to an equity wash. An equity wash generally requires that transfers must be directed to a noncompeting investment option under the Plan for 90 days before such transferred amounts may be directed to any competing Plan investment option available under the Plan. Competing Plan investment options include other guaranteed investment options or a stable value, money market or other short-term fixed income investment option.

The contracts meet the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the Plan. Contract value as reported to the Plan by the trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value as of December 31, 2025 and 2024 equals fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. There are no reserves against contract value for credit risk of the contract issuer. There are no unfunded commitments associated with the contract.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, and (3) premature termination of the contract. A surrender charge of 10 percent is assessed on all withdrawals by the Company and transfers by the Company in excess of 20 percent of the accumulated Company’s withdrawal and transfer percentage as of the date of the withdrawal transfer. The surrender charge is deducted from any amounts withdrawn or transferred by the Company unless paid by the Company. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with John Hancock and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events and circumstances allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events and circumstances include (1) Plan amendments that operate in a manner that would materially and adversely affect the terms or operation of the contract, (2) announcement by John Hancock that the contract will no longer establish new guaranteed interest balances, and (3) there are no guaranteed interest balances that have been established that are accepting deposits.

(4) Fair Value Measurements

FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Money market account: Cash is held in an interest-bearing money market account and its carrying amount is a reasonable estimate of fair value and therefore, classified as a Level 1 investment.

Common stock: The Company’s common stock trades on the New York Stock Exchange (“NYSE”), and its value is based on a quoted market price qualifying it as a Level 1 investment

Mutual funds: Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.

Pooled separate accounts:  Pooled separate accounts invest in registered mutual funds or collective investment trusts. The separate account owns and holds the underlying mutual fund or collective trust shares which are valued daily at their net asset value (“NAV”). The separate account is valued at its accumulation unit value (“AUV”) determined daily based on the NAV of shares of the underlying fund, the fund’s dividends, and the contract’s separate account charges. The AUV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported AUV. Participant transactions (purchases and sales) may occur daily. There are no participant or Plan redemption restrictions for these investments, and there are no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
December 31, 2025
Interest-bearing money market account	$396,861	$—	$—	$396,861
Mutual funds	24,318,206	—	—	24,318,206
Common stock	9,604,018	—	—	9,604,018
Total Investments at Fair Value	$34,319,085	$—	$—	$34,319,085

December 31, 2024
Mutual funds	$21,076,408	$—	$—	$21,076,408
Investments measured at NAV practical expedient (a)	—	—	—	75,315
Common stock	8,520,604	—	—	8,520,604
Total Investments at Fair Value	$29,597,012	$—	$—	$29,672,327
(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

The following table summarizes the investments measured using the NAV practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2025	2024	Unfunded	Redemption	Redemption
	Fair Value	Fair Value	Commitments	Frequency	Notice Period
Pooled Separate Account	$—	$75,315	None	Daily	1 Day

The Plan recognizes transfers of assets into and out of fair value hierarchy levels as of the date an event or change in circumstances causes the transfer. There were no transfers among levels in the years ended December 31, 2025 and 2024.

(5) Income Tax Status

In July 2025, the Plan adopted the John Hancock Retirement Services 401(k) Volume Submitter Plan. The volume submitter plan sponsor, John Hancock, received a favorable opinion letter from the IRS dated June 2020, which states that the volume submitter plan, in form, meets the requirements of Section 401(s) of the IRC, and therefore, is tax-exempt under the provision of Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Prior to July 2025, in December 2019, the Plan adopted the Principal Financial Group 401(k) Volume Submitter Plan. The volume submitter plan sponsor, Principal Life Insurance Company, received a favorable opinion letter from the IRS which states that the volume submitter plan, in form, meets the requirements of Section 401(s) of the IRC, and therefore, is tax-exempt under the provision of Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6) Party-in-Interest Transactions

Certain Plan investments are managed by John Hancock Trust Company LLC, which is the trustee as of December 31, 2025.  Principal Trust Company was the trustee as of December 31, 2024.  These transactions qualify as party-in-interest transactions.

At December 31, 2025 and 2024, the Plan held 538,946 and 527,918 shares, respectively, of Colony Bankcorp, Inc. common stock with a current value of $9,604,018 and $8,520,604, respectively.  During 2025 and 2024, the Plan recorded $252,372 and $219,040, respectively, in cash dividends on Colony Bankcorp, Inc. common stock.  The Plan also held notes receivable from participants with interest rates ranging from 4.25% to 9.50% with a current value of $782,794 and $626,725 as of December 31, 2025 and 2024, respectively.

COLONY BANKCORP, INC. 401(k) PLAN

Notes to Financial Statements

(7) Excess Participant Contributions Payable

The Plan is a 401(k) Safe Harbor Plan for Plan years 2025 and 2024, and satisfies both the Average Deferral Percentage (ADP) and Average Contribution Percentage (ACP) Tests. Therefore, there were no excess contributions recorded as of December 31, 2025 and 2024.

(8) Plan Termination

Although it has not expressed any intent to do so, Colony Bankcorp, Inc. has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate risk, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

(SEE INDEPENDENT AUDITOR’S REPORT)

COLONY BANKCORP, INC. 401(k) PLAN

EIN: 58-1492391 PLAN NUMBER 002

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2025

(A)	(B)	(C)	(D)	(E)
*	Identity of issuer or similar party	Description of assets	Cost **	Current value
	Fixed Annuity
*	Guaranteed Option	Fixed annuity		$2,851,610

	Mutual Funds
	BlackRock Liquid FedFd Insti	Mutual fund		49,642
	Fidelity Advisor Total Bd Z	Mutual fund		1,642,316
	iShares US Aggte Bond Index K	Mutual fund		1,821,655
	Vanguard LifeStrat Mod Grw I	Mutual fund		125,588
	Fid Freedom Idx 2010 Inst Prem	Mutual fund		2,516
	Fid Freedom Idx 2015 Inst Prem	Mutual fund		58,061
	Fid Freedom Idx 2020 Inst Prem	Mutual fund		109,700
	Fid Freedom Idx 2025 Inst Prem	Mutual fund		296,818
	Fid Freedom Idx 2030 Inst Prem	Mutual fund		437,875
	Fid Freedom Idx 2035 Inst Prem	Mutual fund		458,398
	Fid Freedom Idx 2040 Inst Prem	Mutual fund		997,999
	Fid Freedom Idx 2045 Inst Prem	Mutual fund		301,593
	Fid Freedom Idx 2050 Inst Prem	Mutual fund		377,675
	Fid Freedom Idx 2055 Inst Prem	Mutual fund		353,676
	Fid Freedom Idx 2060 Inst Prem	Mutual fund		342,045
	Fid Freedom Idx 2065 Inst Prem	Mutual fund		178,696
	JP Morgan Equity Income R6	Mutual fund		2,245,088
	Principal Real Estate Sec R6	Mutual fund		99,717
	Allspring Spc Mid Cap Value R6	Mutual fund		482,486
	Blackrock MC Gth Eqty Prt K	Mutual fund		468,387
	ClearBridge Sm Cap Gr IS	Mutual fund		462,673
	Fidelity 500 Index Fd	Mutual fund		3,135,703
	Fidelity Mid Cap Index Fund	Mutual fund		842,091
	Fidelity Sm Cap Index Fund	Mutual fund		704,389
	T Rowe Price Blue Chip Grth I	Mutual fund		3,812,594
	Undiscovered Mgrs Behav Val R6	Mutual fund		539,476
	American New World Fund R6	Mutual fund		1,530,164
	MFS Research International R6	Mutual fund		990,823
	Vanguard Dev Mrkts Index Adm	Mutual fund		1,444,647
	JPMorgan US Govt MMkt Cap Cl	Mutual fund		5,715

	Total Mutual Funds			24,318,206

	Employer Stock Fund
*	Colony Bankcorp, Inc.	Common Stock	-0-	9,604,018

*	JPMorgan US Govt MMkt Cap Cl	Interest bearing money market account		396,861

*	Participant Loans	4.25% - 9.50% Interest Rates, Maturing at Various Dates through December 2029		782,794
				$37,953,489
*	Party-in-Interest.
**	All funds are participant-directed investments. Cost amounts are not required for participant-directed funds.

Index to Exhibits

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - Mauldin and Jenkins, LLC.
101

The following financial information from Colony Bankcorp, Inc 401(k) Plan’s Annual Report on Form 11-K for the fiscal year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Net Assets Available for Benefits, (ii) the Statement of Changes in Net Assets Available for Benefits, and (iii) related notes to these financial statements.

104	Cover page interactive data file formatted as Inline XBRL (included in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Colony Bankcorp, Inc. 401(k) Plan

/s/ T. Heath Fountain
T. Heath Fountain
Chief Executive Officer

June 26, 2026